Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of First Midwest Bancorp, Inc. for the registration of common stock, preferred stock, warrants, debt securities, depositary shares, stock purchase contracts, stock purchase units, units and rights and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the consolidated financial statements of First Midwest Bancorp, Inc. and the effectiveness of internal control over financial reporting of First Midwest Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Chicago, Illinois

February 29, 2012